EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 5, 2009	June 29, 2008
Earnings:

Income before income taxes	$222,980	$168,535

Add (deduct):

Interest on indebtedness	48,466	51,943
Portion of rents representative of the interest factor (a)	4,454	4,458
Amortization of debt expense	498	426
Amortization of capitalized interest	726	830
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(3,316)	(1,895)

Earnings as adjusted	$273,808	$224,297

Fixed Charges:

Interest on indebtedness	$48,466	$51,943
Portion of rents representative of the interest factor (a)	4,454	4,458
Amortization of debt expense	498	426
Capitalized interest	1,291	2,900

Total fixed charges	$54,709	$59,727

Ratio of earnings to fixed charges	5.00	3.76

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.